PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
	(Amounts in thousands)
Net income	$670,472		$616,022		$836,459		$696,114		$790,456		$973,872		$487,078
Less: Income allocated to noncontrolling interests which do not have fixed charges	(1,476)		(11,875)		(11,993)		(16,561)		(17,203)		(17,668)		(16,527)
Less: Equity in earnings of investments	(30,353)		(41,755)		(58,704)		(38,352)		(53,244)		(20,391)		(12,738)
Add: Cash distributions from investments	33,472		41,852		53,507		49,888		49,408		43,455		23,606
Less: Impact of discontinued operations	(12,403)		(1,786)		(3,316)		(7,759)		5,989		6,688		(572)
Adjusted net income	659,712		602,458		815,953		683,330		775,406		985,936		480,847
Interest expense	15,327		18,779		24,222		30,225		29,916		43,944		63,671
Total earnings available to cover fixed charges	$675,039		$621,237		$840,175		$713,555		$805,322		$1,029,880		$544,518
Total fixed charges - interest expense (including capitalized interest)	$15,409		$19,095		$24,586		$30,610		$30,634		$45,942		$68,417

Cumulative preferred share cash dividends	$156,272		$172,926		$224,877		$232,745		$232,431		$239,721		$236,757
Preferred partnership unit cash distributions	-		-		-		5,930		9,455		21,612		21,612
Allocations pursuant to EITF Topic D-42	49,677		32,077		35,585		8,289		(78,218)		(33,851)		-
Total preferred distributions	$205,949		$205,003		$260,462		$246,964		$163,668		$227,482		$258,369
Total combined fixed charges and preferred share distributions	$221,358		$224,098		$285,048		$277,574		$194,302		$273,424		$326,786
Ratio of earnings to fixed charges	43.81	x	32.53	x	34.17	x	23.31	x	26.29	x	22.42	x	7.96	x
Ratio of earnings to fixed charges and preferred share distributions	3.05	x	2.77	x	2.95	x	2.57	x	4.14	x	3.77	x	1.67	x

Exhibit 12